Exhibit 1.01

AMETEK, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2024

The report for the year ended December 31, 2024, is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants who’s manufactured or contracted to manufacture products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.
AMETEK Businesses
AMETEK consists of two business groups: Electronic Instruments Group and Electromechanical Group. Electronic Instruments is in the design and manufacture of advanced instruments for the aerospace, power, process, and industrial markets. Electromechanical is a differentiated supplier of electrical interconnects, precision motion control solutions, specialty metals, thermal management systems, and floor care and specialty motors.
AMETEK Products Covered by this Report
This report relates to AMETEK Products: (i) for which 3TG are necessary to the functionality or production of that product: (ii) that were manufactured by AMETEK or contracted to be manufactured on behalf of AMETEK; (iii) for which the manufacture of was completed during the 2024 calendar year.
Reasonable Country of Origin Inquiry
AMETEK conducted a good faith Reasonable Country of Origin Inquiry (RCOI) to determine whether the 3TG found in our products may have originated in the covered countries. The electronic instruments and electromechanical products we manufacture, and sell are numerous and complex, from direct and indirect suppliers. AMETEK has relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Based on our downstream position in the supply chain, we must rely on our direct suppliers that may themselves, procure these minerals far removed from the actual source, making it difficult to determine the 3TG country of origin, chain of custody, and whether these minerals directly or indirectly financed or benefited armed groups in the DRC or covered countries.
Given the large number of suppliers in our supply chain, it is impracticable for us to survey all of our suppliers. In 2024 AMETEK focused on targeted suppliers providing at least $500K of parts annually. We sent surveys to 775 suppliers, to determine whether necessary 3TGs in products originated in Covered Countries. AMETEK retained Assent Compliance (“Assent”), a third-party service provider, to assist us in

Exhibit 1.01

reviewing the supply chain and identifying risks. AMETEK provided a list composed of suppliers associated with the in-scope products to Assent for upload to the Assent Compliance Manager (“ACM”).
During the supplier survey, AMETEK contacted suppliers via the ACM platform that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. The platform also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response.
Via the Assent Compliance Manager and Assent team, AMETEK requested that all suppliers complete a CMRT. Training and education to guide suppliers on best practices and the use of this template was included. Assent monitored and tracked all communications in the ACM for future reporting and transparency. AMETEK directly contacted suppliers that were unresponsive to Assent’s communications during the diligence process and requested these suppliers complete the CMRT and submit it to Assent.
All submitted declaration forms are accepted so that data is retained. Suppliers are contacted regarding invalid forms and are encouraged to correct validated errors to resubmit a valid form. Suppliers are provided with guidance on how to correct these validation errors in the form of feedback to their CMRT submission, training courses, and direct engagement help through Assent’s multilingual Supplier Experience team. Since some suppliers may remain unresponsive to feedback, AMETEK tracks program gaps to account for future improvement opportunities. AMETEK will continue to diligently pursue receipt of satisfactory and conclusive details regarding the supply chain of conflict minerals our Suppliers are providing to us.
Based on the supplier responses received from the Company’s RCOI, and AMETEK’s due diligence activities, we were unable to determine that all the conflict minerals contained in our products do not originate from the covered countries. For the period ending December 31, 2024, AMETEK’s products are “DRC Conflict Undeterminable.”
For the next reporting year (2025 production), AMETEK’s focus will continue actions with the goal of achieving a conflict-free supply chain. This includes due diligence with our supply base to eliminate the use of high-risk smelters for products supplied to AMETEK. AMETEK will continue to focus on increasing our suppliers’ response rates to our request for complete and accurate Templates. The remainder of this report will provide the supporting details of our Conflict-free Minerals due diligence approach.
Due Diligence Program
Pursuant to the Rule, we performed due diligence on the source and origin of 3TG in our products, including the Components we purchase from suppliers. Our due diligence measures have been designed to conform to The Organization of Economic Co-operation and Development (“OECD”) due diligence framework. This risk-based due diligence process is based on the following OECD Guidance:

1.Establish strong company management systems
2.Identify and assess risk in the supply chain
3.Design and implement a strategy to respond to identified risk
4.Carry out audit of the supply chain
5.Report on supply chain due diligence internally to management

Exhibit 1.01

To identify and assess risks associated with CFM we begin with careful evaluation of our products and supply base to determine those components that may contain 3TG that are necessary to the functionality or manufacture of our products. We are then able to identify and engage relevant suppliers by initiating a RCOI to determine whether supplied parts containing 3TG originated in the DRC or one of the covered countries or are from recycled or scrap sources.
Given the number of products impacted and the complexity of the associated supply chains, our RCOI involves numerous telephone and email inquiries along with the exchange of thousands of CFM Templates and other supporting documents. To effectively manage this process, a CFM compliance owner has been identified for each of our factory locations. The Compliance Owner is tasked with ensuring responses from their supply base. For the 2024 production year, AMETEK continued to employ Assent, to assist with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that AMETEK has undertaken with suppliers and/or respective stakeholders in regard to conflict minerals. The company’s standard global terms and conditions and procurement contracts include a conflict minerals clause.
Conclusions and Expected Next Steps
To the extent reasonably possible, AMETEK has documented the country of origin of identified smelters and refiners based on information received through the Conflict-Free Smelter Program (“CFSP”), surveys of smelters and refiners, the validation of outside consultants, and/or reviews of publicly available information. We have a total of 363 legitimate and known smelters as potential sources of 3TG minerals furnished to AMETEK Suppliers during 2024 of which 227 are validated as conformant. AMETEK, Inc. intends to continue to evaluate and improve our due diligence program and engage with our suppliers to identify the origin and chain of custody of 3TG minerals in our products with an aim to achieve a Conflict Free Supply Base.
Caution Concerning Forward-looking Statements
Certain statements in this report may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, the words “believes,” “anticipates,” “may,” “expect,” “intend,” “estimate,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are subject to various factors and uncertainties that may cause actual results to differ significantly from expectations. A detailed discussion of other factors that may affect our future results is contained in AMETEK’s filings with the U.S. Securities and Exchange Commission, including its most recent reports on Form 10-K, 10-Q and 8-K. AMETEK disclaims any intention or obligation to update or revise any forward-looking statements.